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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                          AMCAST INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   023395106
                                 -------------
                                 (CUSIP Number)

                        Rick Miller or Eliot W. Robinson
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                               Tel: (404) 572-6600
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 3, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                          SCHEDULE 13D

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CUSIP No. 023395106                                                                                         Page 2 of 10 Pages
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-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sligo Partners, LLC

-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[  ]

                                                                                                                        (b)[x ]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                     WC

-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [     ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           518,100
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER

                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                               518,100
                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  518,100
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.16%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON   OO


-------- -----------------------------------------------------------------------------------------------------------------------
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                                                          SCHEDULE 13D

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CUSIP No. 023395106                                                                                         Page 3 of 10 Pages
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-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         E. William  Aylward

-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[  ]

                                                                                                                       (b)[ x ]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                     PF

-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [     ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   United States

--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           518,100
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER

                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                              518,100
                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  518,100
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.16%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON   IN


-------- -----------------------------------------------------------------------------------------------------------------------
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                                                          SCHEDULE 13D

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CUSIP No. 023395106                                                                                         Page 4 of 10 Pages
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Item 1.           Security and Issuer.
                  The class of securities to which this statement relates is the
Common Stock, no par value per share (the "Stock"), of Amcast Industrial
Corporation (the "Company"). The address of the principal executive offices of the Company is 7887 Washington Village Drive, Dayton, Ohio 45459.

Item 2.           Identity and Background.
(a) - (c), (f) Schedule 1 hereto sets forth (i) the name, the state or other place of organization or residence, the principal business, the address of the principal business and the address of the principal office of Sligo Partners, LLC (the "Stockholder"), and E. William Aylward, the Manager and sole member of the Stockholder (the "Manager"; collectively with the Stockholder, the "Reporting Persons"), and (ii) the name, the residence or business address, the present principal occupation or employment, together with the name, principal business and address of any corporation or other organization in which such employment is conducted, and the place of organization of the controlling person of the Stockholder. Unless otherwise indicated, all natural persons identified in Schedule 1 are citizens of the United States.
                  (d) - (e) Neither of the Reporting Persons, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                                                          SCHEDULE 13D

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CUSIP No. 023395106                                                                                         Page 5 of 10 Pages
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Item 3.           Source and Amount of Funds or Other Consideration.
                  The aggregate amount of funds required by the Stockholder to purchase the 518,100 shares of the Stock owned by it was $5,454,599, excluding any brokerage commissions.

Item 4.           Purpose of Transaction.
         The Stockholder purchased shares of the Stock to establish an initial investment position in the Company because it determined that the Stock may present significant opportunities for realization of value. Depending upon general market and economic conditions affecting the Company and the Stock and its view of the prospects for the Company, the Stockholder may purchase additional shares of the Stock or sell shares of the Stock from time to time in open market and/or private transactions that may or may not result in obtaining a control position in the Company.
         Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

           (a) The aggregate number and percentage of shares of Stock beneficially owned by the Stockholder is 518,100 (6.16%) (based on information included in the Form 10-Q filed by the Company for the quarter ended May 28, 2000 reporting that 8,405,604 shares of Stock were outstanding as of May 28,
                  2000). Other than the Reporting Persons, no other person owns any shares of the Stock owned by the Stockholder or may be deemed to have beneficial ownership of the Stock of the Stockholder pursuant to Rule 13d-3.
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                                                          SCHEDULE 13D

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CUSIP No. 023395106                                                                                         Page 6 of 10 Pages
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           (b)    The Stockholder has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of the
                  Stock beneficially owned by it.
           (c)    Except as set forth on Schedule 2 hereto, no transactions in shares of the Stock were effected during the past 60 days by the Reporting Persons.
           (d) - (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Neither of the Reporting Persons named in response to Item 2, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company. The business and affairs of the Stockholder are conducted in accordance with the terms of the Operating Agreement of Sligo Partners, LLC, a copy of which is included as
Exhibit 99.1 to this filing.
Item 7.           Materials to be Filed as Exhibits.

Exhibit 99.1      Operating Agreement of Sligo Partners, LLC
------------
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                                                          SCHEDULE 13D

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CUSIP No.  947423 109                                                                                      Page 10 of 10 Pages
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                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  November 13, 2000


                                    SLIGO PARTNERS, LLC



                                    By: /s/ E. William Aylward
                                       --------------------------------------
                                    Name: E. William Aylward
                                    Its: Manager






                                    E. William Aylward
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                                   SCHEDULE 1

        Unless otherwise noted, all of the individuals listed in this Schedule 1 are citizens of the United States.

1.       Sligo Partners, LLC, a Delaware limited liability company

a.       Address:          1013 Centre Road
                           Wilmington, Delaware 19805

b.       Principal Business:  Investments

c.       Manager: E. William Aylward

Members: E. William Aylward


2.       E. William Aylward (Manager of Sligo Partners, LLC)

                                    Address:  117 Casa Bendita
                                              Palm Beach, Florida 33480

a.       Principal Occupation:   Private Investor

b.       Principal Business:        Sligo Partners, LLC

c.       Business Address:          117 Casa Bendita
                                    Palm Beach, Florida 33480
                                      -or-
                                    1013 Centre Road
                                    Wilmington, Delaware 19805
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                                  SCHEDULE 2
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Date                       Number of Shares Acquired          Price/Share               Total Cost
----                       --------------------------         -----------               ----------
07/05/00                            1,000                         $8.67                   $8,670
07/05/00                            6,000                         $8.67                   $52,020
07/05/00                            15,000                        $8.67                   $130,050
07/07/00                            600                           $8.92                   $5,352
07/10/00                            31,300                        $9.66                   $302,395.56
07/11/00                            10,000                        $9.86                   $98,575
08/08/00                            31,000                        $10.75                  $333,269.99
08/09/00                            22,000                        $11.12                  $244,739
08/10/00                            59,000                        $11.48                  $677,278.70
08/11/00                            5,300                         $11.55                  $61,188.50
08/16/00                            9,100                         $11.55                  $105,059.50
08/22/00                            2,600                         $11.55                  $30,017
09/11/00                            4,900                         $11.55                  $56,570.50
09/20/00                            6,500                         $10.22                  $66,417.65
09/21/00                            5,000                         $9.80                   $48,975
09/22/00                            5,000                         $9.17                   $45,850
09/25/00                            56,000                        $9.32                   $522,020.80
09/26/00                            5,000                         $9.17                   $45,850
09/27/00                            25,000                        $9.13                   $228,312.50
09/28/00                            5,000                         $9.17                   $45,850
09/29/00                            15,000                        $9.34                   $140,050.50
10/03/00                            1,000                         $9.42                   $9,420
10/04/00                            5,000                         $9.40                   $46,975
10/05/00                            2,000                         $9.39                   $18,777.60
10/06/00                            1,000                         $9.42                   $9,420
10/09/00                            4,000                         $9.42                   $37,680
10/11/00                            16,700                        $9.32                   $155,602.25
10/13/00                            8,100                         $8.92                   $72,252
10/16/00                            7,300                         $9.02                   $65,865.71
10/17/00                            23,600                        $9.02                   $212,775.24
10/18/00                            11,000                        $8.89                   $97,807.60
11/03/00                            22,000                        $10.66                  $234,427.60
11/06/00                            8,000                         $10.90                  $87,235,20
11/07/00                            8,000                         $11.28                  $90,204
11/10/00                            80,100                        $13.33                  $1,067,645

TOTAL                              518,100                                                $5,454,599
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                                  EXHIBIT INDEX


                  Number            Description
                  -------           -----------

                  Exhibit 99.1      Operating Agreement of Sligo Partners, LLC